SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 12, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ______

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Like many other companies in the U.S. mutual funds and insurance industries, several of our U.S. companies have received informal and formal requests for information from various U.S. and state governmental and self-regulatory agencies in connection with investigations related to trading of mutual funds and variable insurance products. ING is responding to the requests and is also conducting its own review with the assistance of outside counsel. While the investigations have not been concluded, we believe that any questionable arrangements or trading that have been identified thus far do not represent a systemic problem in the businesses involved and that the outcome of the investigations will not be material to ING Group.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ Jan-Willem Vink

Jan-Willem Vink General Counsel
By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated: March 12, 2004